# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jaguar Uranium Corp., CIK 0002039273
CUSIP: 47010E108
Title of class of securities: Class A Common Shares, no par value
Address of issuer's principal executive offices: 3-1136 Centre Street, Thornhill, Ontario Canada (A6), L4J3M8
Date of event which requires filing of this statement: 11/09/2026
Filed by CIK 0001997377
Persons authorized to receive notices and communications: Graham du Preez, 217 Queen Street West, Suite 401, Toronto, Ontario Canada (A6), M5V 0R2, 1-833-572-2333

## Reporting persons
- IsoEnergy Ltd. (CIK 0001997377): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 253,150; shared voting power 3,000,000; sole dispositive power 253,150; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,253,150 (16.1% of the class)
- Consolidated Uranium Inc. (CIK 0001816383): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (14.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, no par value
Name of issuer: Jaguar Uranium Corp.
Address of issuer's principal executive offices: 3-1136 Centre Street, Thornhill, Ontario Canada (A6), L4J3M8
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to the Schedule 13D filed on March 3, 2026 (the "Schedule 13D") by IsoEnergy Ltd. ("IsoEnergy") and Consolidated Uranium Inc. ("Consolidated Uranium"), a wholly owned subsidiary of IsoEnergy (together with IsoEnergy, the "Reporting Persons").

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing: The information previously included as Schedule A to the Schedule 13D is hereby replaced with the information set forth in Schedule A attached hereto as Exhibit 7, which information is incorporated herein by reference.
Residence or business address: The information previously included as Schedule A to the Schedule 13D is hereby replaced with the information set forth in Schedule A attached hereto as Exhibit 7, which information is incorporated herein by reference.
Present principal occupation or employment: The information previously included as Schedule A to the Schedule 13D is hereby replaced with the information set forth in Schedule A attached hereto as Exhibit 7, which information is incorporated herein by reference.
Criminal convictions in the last five years: The information previously included as Schedule A to the Schedule 13D is hereby replaced with the information set forth in Schedule A attached hereto as Exhibit 7, which information is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The Reporting Persons and the individuals listed on Schedule A hereto have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information previously included as Schedule A to the Schedule 13D is hereby replaced with the information set forth in Schedule A attached hereto as Exhibit 7, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 9, 2026, IsoEnergy entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Sachem Cove Special Opportunities Fund LP and Sachem Cove - P3 Fund, LP (together, the "Sellers"). The Securities Purchase Agreement provides for the purchase by IsoEnergy of 588,845 common shares ("Common Shares") of Jaguar Uranium Corp. (the "Company") held by the Sellers in exchange for 68,387 common shares of IsoEnergy. The Securities Purchase Agreement is subject to customary closing conditions. Closing of the transaction is expected to occur in December 2026.

The foregoing summary of the Securities Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as Exhibit 6 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and 5(b) of the Schedule 13D are hereby amended and restated to read in full as follows:

The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Persons and as to which the Reporting Persons have sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover pages of this Amendment No. 1, and such information is incorporated herein by reference. In addition, the persons in Schedule A have sole voting power, shared voting power, sole dispositive power and shared dispositive power over the number of shares described therein. The percentages used herein are calculated based on an aggregate of 20,193,777 Common Shares outstanding as of August 10, 2026 based on the information contained in the Company's current report on Form 8-K, dated September 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) of this Amendment No. 1 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons nor any person listed in Schedule A has effected any transactions in the Common Shares during the 60-day period prior to this filing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As described in Item 4, on November 9, 2026, IsoEnergy entered into the Securities Purchase Agreement, a copy of which is filed as Exhibit 6 hereto. The Securities Purchase Agreement and the description thereof set forth in Item 4 are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 6: Securities Purchase Agreement, dated November 9, 2026, by and among IsoEnergy Ltd., Sachem Cove Special Opportunities Fund LP and Sachem Cove - P3 Fund, LP.

Exhibit 7: Schedule A to Item 2 of this Statement.

## Signatures
- IsoEnergy Ltd.: /s/ Graham du Preez, Graham du Preez/Chief Financial Officer (11/10/2026)
- Consolidated Uranium Inc.: /s/ Graham du Preez, Graham du Preez/Chief Financial Officer (11/10/2026)